Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Article on Forbes.com written by Howard Gleckman, Contributor

Personal Finance 5/28/2014 @ 5:54PM

Want To Know Where Senior Care Is Headed? Keep An Eye On Kindred Healthcare

For an important clue into the future of senior care in the U.S., watch Kindred Healthcare, a $5 billion company that operates in 47 states. As recently as 2010, half of Kindred’s business was generated by its skilled nursing facilities. This year, only one-fifth of its revenues will come from its nursing and rehab centers. In a major strategic shift, Kindred is betting the company on in-home care, hospice, care management, and fully integrated care services.

In an aggressive effort to expand its homecare business, earlier this month Kindred moved to buy Gentiva Health Services for $1.6 billion. Gentiva, which is fighting the takeover, is a $2 billion home care provider with 47,000 employees in 40 states.

Whether Kindred’s acquisition of Gentiva succeeds or not, the firm’s strategy is clear. At an investor conference this spring, CEO Paul Diaz said his aim is to provide “services consumers want and payers will be willing to pay for.” And that is not in-patient care in hospitals or nursing facilities. And it is certainly not long-stay nursing homes.

In the past couple of years, Kindred has jettisoned or announced plans to ditch more than 130 nursing facilities and three dozen hospitals. At the same time, it now provides home care and hospice services at 159 locations in 13 states. Late last year, Kindred bought Senior Home Care, which operated home-based services in Florida and Louisiana.

Similarly, Kindred has redesigned much of its rehabilitation service, shifting its business model to provide contract services to 1800 unaffiliated hospitals and nursing homes.

But the key to Kindred’s future lies in its new care management division, which provides home health, hospice, and private duty services under the brand “Kindred at Home.” Revenues for this division grew from just $60 million in 2011 to $225 million in 2013. That’s still only about 5 percent of the firm’s revenue, but it has much bigger plans for this unit.

In the coming years it expects to expand the care management division to include physician visits at assisted living and independent living facilities, care transitions programs, seamless medical information sharing, patient placement tools, and condition-specific clinical programs.

The details of all of these plans are laid out in its annual report, which you can find here.

These moves fit into a broader Kindred strategy that it has branded as “Continue the Care.” The idea: In selected markets where it can build scale, the firm will provide the full continuum of care from in-patient hospitalization to post-acute and rehab services to home care and, at the end of life, hospice. In those markets, Kindred may retain nursing facilities, though its focus will increasingly be on home care. Where it cannot be a dominant market player, it will abandon bricks-and-mortar.

Kindred’s strategy is being driven in large part by government payment policy. In many states, Medicaid reimbursement for long-stay nursing home patients remains below the cost of providing care. For years, those low payments were more than offset by generous compensation from Medicare for post-acute and rehab services (typically, a state pays about $125-a-day for a Medicaid long-stay bed while Medicare pays $500-$600 for rehab).

But Medicare payments are being squeezed as well, and pressure to hold down costs will only grow in future years. In that environment, providers will seek the lowest cost settings to provide care.

In many ways, Kindred is following the bigger-is-better trend that is consuming the health care industry. With reimbursements shrinking, scale is all-important. It enhances purchasing power, making it cheaper to do everything from borrowing money to buying bedpans. And it will give organizations better negotiating clout as they seek partners in new financial models such as bundled payments or Accountable Care Organizations.

The big losers: small locally-owned home care agencies and not-for-profit hospices that will find it increasingly difficult to compete with these mega-firms.

What will it mean for consumers? That’s tougher to figure. Less competition in specific markets could drive up prices for private pay services, though there isn’t a lot of price competition now among, say, home care agencies. It will also limit the choice of service providers. On the other hand, more integrated care holds at least the promise of better care for people with chronic disease.

edKindred is part of a great experiment in medical and long-term service delivery. But keep an eye on the firm. It might prove to be a very big canary in the health care coal mine.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Company’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company’s (and the Company and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or plans with respect to Gentiva, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed transaction with Gentiva include, but are not limited to, uncertainty as to whether the Company will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on the Company’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory, licensure or other approvals and financing required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with the Company’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

In addition to the factors set forth above, other factors that may affect the Company’s plans, results or stock price are set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, Kindred may file a registration statement and/or tender offer documents with the SEC in connection with a possible business combination transaction with Gentiva. Kindred and Gentiva shareholders should read those filings, and any other filings made by Kindred with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, as well as Kindred other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kindred’s website at www.kindredhealthcare.com.